AMERICAN BONANZA GOLD CORP.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR
as at May 21, 2008 unless otherwise indicated

This Management Information Circular is furnished to the common shareholders (“Shareholders”) by the management of AMERICAN BONANZA GOLD CORP. (the “Corporation”) in connection with the solicitation of proxies to be voted at the Annual General Meeting (the “Meeting”) of the Shareholders to be held on Tuesday, June 24, 2008 and at any adjournment thereof, at the time and place and for the purposes set out in the Notice of Meeting.

MANAGEMENT SOLICITATION AND APPOINTMENT OF PROXIES

The persons named in the accompanying form of proxy are officers and/or directors of the Corporation. A Shareholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Shareholder) to attend and act for and on the Shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the Shareholder must either:

(a)	on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the Shareholder’s nominee in the blank space provided; or

(b)	complete another proper form of proxy.

To be valid, a proxy must be dated and signed by the Shareholder or by the Shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of or attorney for the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. by mail or fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

(i) signed by the Shareholder, the Shareholder’s attorney authorized in writing or, where the Shareholder is a corporation, a duly authorized officer or attorney of the corporation; and

(ii)

delivered to Computershare Investor Services Inc. by mail, Proxy Department, 100 University Avenue, 9th floor, Toronto, Ontario M5J 2Y1 or by fax: Within North America: 1-866-249-7775 Outside North America: 1-416-263-9524, no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof; or

(b)	in any other manner provided by law.

VOTING OF SHARES AND PROXIES AND EXERCISE OF DISCRETION BY PROXYHOLDERS

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, with each Shareholder or proxyholder present in person being entitled to one vote for each common share held or represented by proxy.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a)	requested by a Shareholder present at the Meeting in person or by proxy;

(b)	directed by the Chairperson; or

(c)	required by law.

On a poll, each Shareholder and each proxyholder will have one vote for each common share held or represented by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required.

Exercise of Discretion by Proxyholders

A Shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy.

If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy. It is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Corporation’s Board of Directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Management Proxy Circular, management of the Corporation is not aware of any such amendments or variations, or any other matters, that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

SOLICITATION OF PROXIES

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Corporation without special compensation. The Corporation may reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxy from their principals. The costs of solicitation will be borne by the Corporation.

VOTING BY NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

The following information is of significant importance to shareholders who do not hold common shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of common shares).

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of the Corporation. Such common shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such common shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your common shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Corporation. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge (formerly “ADP Investor Communication Services”) in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a Proxy provided by the Corporation. The voting instruction form will name the same persons as the Corporation’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Corporation), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote common shares directly at the Meeting - the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the common shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your common shares in that capacity. If you wish to attend at the Meeting and indirectly vote your common shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your common shares.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). The Corporation has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from the Corporation’s Transfer Agent, Computershare Investor Services Inc. (“Computershare”). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares without par value, of which 115,662,976 are issued and outstanding on the record date. The Corporation is also authorized to issue an unlimited number of Class A preferred shares without par value, of which none have been issued. The Board of Directors has fixed May 21, 2008 as the record date for Shareholders of the Corporation who are listed on its Register of Shareholders to be entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting. The holders of common shares entitled to vote at the Meeting are entitled to one vote for each common share held as at the record date.

To the knowledge of the directors or senior officers of the Corporation, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% voting rights attached to all outstanding Common Shares of the Corporation as at May 21, 2008 are:

Name and Municipality of Residence	Number of Common Shares Owned or Controlled	Percentage of Issued Share Capital
Mr. Landon Clay Boston, MA	16,638,450	14%

Notes:
(1) As of May 21, 2008, Mr. Landon Clay owned 1,033,642 shares directly and 15,604,808 shares indirectly through various entities over which Mr. Clay has sole control.

PRESENTATION OF FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the year ended December 31, 2007, together with the report of the auditors thereon, will be placed before the Meeting. A copy of the Corporation’s 2007 Annual Report may be obtained by a Shareholder upon request without charge from the Corporation, at Suite 305 – 675 West Hastings Street, Vancouver, British Columbia V6B 1N2.

APPOINTMENT OF AUDITORS

The Board of Directors of the Corporation recommend the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual General Meeting of Shareholders at a remuneration to be fixed by the Board of Directors. KPMG LLP Chartered Accountants, were first appointed as auditors of the Corporation March 25, 2005. Tony M. Ricci Inc., Chartered Accountant was the Auditor for American Bonanza Gold Mining Corp. from 2002 to 2005. The persons named in the enclosed form of proxy, unless directed by the Shareholder completing the proxy to abstain from doing so, intend to vote for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual General Meeting of Shareholders at a remuneration to be fixed by the Directors of the Corporation.

ELECTION OF DIRECTORS

The persons named below are the nominees of management for election as directors. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Corporation or the Business Corporations Act (British Columbia). It is the intention of the persons named as proxyholders in the enclosed form of proxy to vote for the election to the Board of Directors the persons named below. The management of the Corporation does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, PROXIES IN FAVOUR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

The following table sets out the name of each of the persons proposed to be nominated for election as a director and the name of each of the persons whose term of office, if elected, shall continue after the Annual General Meeting; all positions and offices in the Corporation presently held by that person; that person’s principal occupation at present and during the preceding five years; the period(s) during which that person has served as a director; and the number of shares of the Corporation that that person has advised are beneficially owned by him or her, directly or indirectly, or over which control or direction is exercised.

Name of Nominee; Current Position with the Corporation and Province or State and Country of Residence	Occupation, Business or Employment	Period as a Director of the Corporation	Common Shares Beneficially Owned or Controlled(5)
Brian P. Kirwin(4) President, Chief Executive Officer and Director Nevada, United States	President and CEO of American
Bonanza Gold Corp. since March
2005; President and CEO of American
Bonanza Gold Mining Corp.
December 2000 to March 2005;
President of Bonanza Gold Inc. June
2000 to December 2000; Vice-
President, Exploration of Vengold,
	May 1996 to June 2000	March 25, 2005	common shares: 1,679,119(6)
Giulio T. Bonifacio(4) Chief Financial Officer and Director British Columbia, Canada	Chief Financial Officer of American
Bonanza Gold Corp. since March
2005; President and CEO of Nevada
Copper Corp. since August 2006;
Executive Vice President of American
Bonanza Gold Corp. March 2005 to
May 2007; Executive Vice President
and Chief Financial Officer of
American Bonanza Gold Mining
Corp. July 2001 to March, 2005; Vice
President, Finance, Treasurer and
Secretary of Vengold Inc., from 1994
	until June 2001	March 25, 2005	common shares: 1,045,930(7)
Robert McKnight(1) (2) (3) Director British Columbia, Canada	CFO & Vice President, Corporate
Development of Yukon Zinc
Corporation since Feb. 2004; Vice
President, Corporate Development of
Selwyn Resources Ltd. since Dec.
2004; VP, StrataGold Corporation
since Feb 2004; Manager, Financial
Services, AMEC Americas Ltd., Sep
2003 to Jan 2004; President, Finisterre
Holdings Inc., a private company,
	1996 to present	March 25, 2005	common shares: Nil(8)
Ronald Netolitzky (2) (3) (4) Director British Columbia, Canada	President and CEO of Santoy
Resources Inc. January 2005 to
Present; Chairman, Viceroy
Exploration Ltd. April 2003 to
November 2006; Chairman, Viceroy
Resource Corporation from October
1996 to November 2002; Chairman of
Consolidated Trillion Resources Ltd.
	from January 1999 to December 2003	March 25, 2005	common shares: 3,300(9)
Donald Lay(1) (3) Director British Columbia, Canada	Chief Executive Officer of Contec Innovations Inc. from June 2005 to present; previously Director and Partner, One Degree Capital Corporation from November 2000 to June 2005	March 25, 2005	common shares: 252,600(10)

Name of Nominee; Current Position with the Corporation and Province or State and Country of Residence	Occupation, Business or Employment	Period as a Director of the Corporation	Common Shares Beneficially Owned or Controlled(5)
James F. Bagwell(1) (2) Director Florida, United States	CEO of TARA Funding Corp. from March 2003 to present. Director of MIT Holdings, October 2006 to present; Principal of Global Services Group June 1998 to present.	March 25, 2005	common shares: 90,000(11)

Notes:
(1) Member, Audit Committee
(2) Member, Compensation Committee
(3) Member, Corporate Governance Committee
(4) Member, Nomination Committee
(5) This information has been furnished by the respective individuals as at May 15, 2008
(6) Mr. Kirwin also holds incentive stock options to purchase 3,095,000 Common Shares consisting of options: to purchase 543,750 shares at Cdn.$1.68 per share expiring October 27, 2008, 851,250 shares at Cdn.$0.43 per share expiring May 5, 2010, 600,000 shares at Cdn.$0.55 per share expiring June 20, 2011, 500,000 shares at Cdn.$0.22 per share expiring November 6, 2012, and 600,000 shares at Cdn.$0.14 per share expiring March 28, 2013.
(7) Mr. Bonifacio also holds incentive stock options to purchase 3,045,000 Common Shares consisting of options: to purchase 543,750 shares at Cdn.$1.68 per share expiring October 27, 2008, 801,250 shares at Cdn.$0.43 per share expiring May 5, 2010, 600,000 shares at Cdn.$0.55 per share expiring June 20, 2011, 500,000 shares at Cdn.$0.22 per share expiring November 6, 2012, and 600,000 shares at Cdn.$0.14 expiring March 28, 2013.
(8) Mr. McKnight holds incentive stock options to purchase 675,000 Common Shares consisting of options: to purchase 25,000 shares at Cdn.$1.68 per share expiring October 27, 2008, 75,000 shares at Cdn.$0.45 per share expiring July 14, 2010, 25,000 shares at Cdn.$0.71 per share expiring January 31, 2011, 100,000 shares at Cdn.$0.30 per share expiring April 30, 2012, 250,000 shares at Cdn.$0.22 per share expiring November 6, 2012, and 200,000 shares at Cdn.$0.14 per share expiring March 28, 2013.
(9) Mr. Netolitzky also holds incentive stock options to purchase 650,000 Common Shares consisting of options: to purchase 75,000 shares at Cdn.$0.45 per share expiring July 14, 2010, 25,000 shares at Cdn.$0.71 per share expiring January 31, 2011, 100,000 shares at Cdn.$0.30 per share expiring April 30, 2102, 250,000 shares at Cdn.$0.22 per share expiring November 6, 2012, and 200,000 shares at Cdn.$0.14 per share expiring March 28, 2013.
(10) Mr. Lay also holds incentive stock options to purchase 750,000 Common Shares consisting of options: to purchase 50,000 shares at Cdn.$0.50 per share expiring September 10, 2011, 20,000 shares at Cdn.$1.50 per share expiring January 8, 2009, 30,000 shares at Cdn.$1.15 per share expiring October 25, 2009, 75,000 shares at Cdn.$0.45 per share expiring July 14, 2010, 25,000 shares at Cdn.$0.71 per share expiring January 31, 2011, 100,000 shares at Cdn.$0.30 per share expiring April 30, 2102, 250,000 shares at Cdn.$0.22 per share expiring November 6, 2012, and 200,000 shares at Cdn.$0.14 per share expiring March 28, 2013.
(11) Mr. Bagwell also holds incentive stock options to purchase 790,000 common Shares consisting of options: to purchase 40,000 shares at Cdn.$1.10 expiring April 30, 2008, 50,000 shares at Cdn.$0.50 per share expiring September 26, 2010, 20,000 shares at Cdn.$1.50 per share expiring January 8, 2009, 30,000 shares at Cdn.$1.15 per share expiring October 25, 2009, 75,000 shares at Cdn.$0.45 per share expiring July 14, 2010, 25,000 shares at Cdn.$0.71 per share expiring January 31, 2011, 100,000 shares at Cdn.$0.30 per share expiring April 30, 2012, 250,000 shares at Cdn.$0.22 per share expiring November 6, 2012, and 200,000 shares at Cdn.$0.14 per share expiring March 28, 2013.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed in this Management Proxy Circular and below, none of the persons proposed as directors of the Corporation:

a)

is, at the date of this Management Proxy Circular, or has been, within 10 years before the date of this Management Proxy Circular, a director or executive officer of any company that, while that person was acting in that capacity:

(i)

was the subject of a cease trade or similar order, or an order that denied the other issuer relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Corporation being the subject of the cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

b)

has, within the 10 years before the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

EXECUTIVE COMPENSATION

Compensation Tables

The following table sets out all compensation paid in respect of the individuals who were, at December 31, 2007, the Corporation’s Chief Executive Officer, Chief Financial Officer, and the Corporation’s three most highly compensated executive officers (the “Named Executive Officers”) as defined under British Columbia securities laws whose total salary and bonus exceeded Cdn.$150,000.

SUMMARY COMPENSATION TABLE

Name and Principal Position at December 31, 2007	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation US$
					Awards		Payments
		Salary US$	Bonus US$	Other US$	Securities Under Options Granted #	Shares or Units Subject to Resale Restrictions $	LTIP Payments US$
Brian Kirwin President and Chief Executive Officer	2007 2006 2005(1)	190,000 177,500 165,000	Nil Nil 50,000	Nil Nil Nil	500,000 600,000 851,250	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Giulio Bonifacio Chief Financial Officer	2007 2006 2005(1)	124,610 150,000 150,000	Nil Nil 25,000	Nil Nil Nil	500,000 600,000 801,250	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Note:
(1)	The Named Executives were compensated by American Bonanza Gold Mining Corp. prior to the Plan of Arrangement between American Bonanza Gold Mining Corp. and International Taurus Resources Inc.

Options to Purchase Securities

The following table sets out all options granted to the Named Executive Officers during the most recently completed financial year.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Number of Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Brian Kirwin President and Chief Executive Officer	500,000	16%	.22	Nil	November 6, 2012
Giulio Bonifacio Chief Financial Officer	500,000	16%	.22	Nil	November 6, 2012

The following table sets out the aggregate options exercised by the Named Executive Officers during the most recently completed financial year and the aggregate financial year-end value of unexercised options.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized on the Date of Exercise ($)	Unexercised Options at Year End(2) (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at Year End(1) ($) Exercisable/ Unexercisable
Brian Kirwin President and Chief Executive Officer	Nil	Nil	2,632,500/Nil	$Nil / $Nil
Giulio Bonifacio Chief Financial Officer	Nil	Nil	2,557,500/Nil	$Nil / $Nil

Note:
(1) In the Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Corporation’s common shares on the TSX as at December 31, 2007 (i.e. fiscal year end) was $0.20.

(2) Subsequent to December 31, 2007, each of Mr. Bonifacio and Mr. Kirwin were granted 600,000 options with an exercise price of $0.14 and an Expiry date of March 28, 2013.

(3) Subsequent to December 31, 2007, Mr. Kirwin and Mr. Bonifacio had 137,500 and 112,500 options respectively expire on February 24, 2008.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The only equity compensation plan which the Corporation has in place is the stock option plan (the “Plan”) which was previously approved by shareholders on March 24, 2005. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation. The Plan is administered by the directors of the Corporation. The Plan provides that options will be issued to directors, officers, employees or consultants of the Corporation or a subsidiary of the Corporation. The Plan provides that the number of Common Shares issuable under the Plan, together with all of the Corporation's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. All options expire on a date not later than five years after the date of grant of such option.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2007.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category
Equity compensation plans approved by securityholders – on March 24, 2005 (the Plan)	9,202,500	$0.61	2,363,798
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	9,202,500	$0.61	2,363,798

Termination of Employment, Change in Responsibilities and Employment Contracts at December 31, 2007

The following summaries of the employment agreements entered into with Messrs. Kirwin and Bonifacio, are not complete and are qualified in their entirety by reference to the full text of each such agreement.

Old Bonanza entered into an employment agreement with each of Mr. Brian P. Kirwin and Mr. Giulio T. Bonifacio on April 1, 2003, and on July 1, 2006 the agreements were amended and entered into directly with the Corporation and supersede the employment agreements with Old Bonanza. The Corporation agreed to pay Mr. Kirwin a base annual salary currently at US$190,000, benefits and bonus, and to pay Mr. Bonifacio a base annual salary currently at CDN$200,000, benefits and bonus. Each year during the term of these Agreements, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay each of Mr. Kirwin and Mr. Bonifacio an amount equal to three years’ salary and benefits. Effective May 1, 2007, Mr. Bonifacio’s employment agreement was revised based on his reduction in time committed to the Corporation. Mr. Bonifacio’s revised employment agreement includes a reduction in annual salary to CDN$100,000 and a 12 month termination or change of control provision.

On July 1, 2006 the Corporation entered into an employment agreement with Mr. Robert Hawkins, pursuant to which the Corporation agreed to pay Mr. Hawkins a base annual salary of US$130,000 plus bonus. On April 30, 2007, the Corporation received Mr. Hawkin’s 30 day written notice of resignation and therefore his employment agreement was terminated on May 30, 2007.

Compensation of Directors

The Board of Directors has resolved that, in addition to reimbursement for ordinary and necessary out of pocket expenses incurred in fulfillment of their duties, each non-executive Director shall receive $15,000 per annum.

The independent members of the Board of Directors have received incentive stock options and may receive options in the future from time to time in accordance with policies of the Toronto Stock Exchange (“TSX”) and the Corporation’s Incentive Stock Option Plan. Currently, new independent directors receive 75,000 stock options upon appointment. Existing independent directors may from time to time receive additional stock options.

Composition of the Compensation Committee and Report on Executive Compensation

The Compensation Committee currently consists of Mr. James Bagwell, Mr. Ronald Netolitzky and Mr. Robert McKnight, all of whom are unrelated directors.

The Compensation Committee is responsible for establishing management compensation based on Board evaluation of management performance. It is the responsibility of the Committee to ensure management compensation is competitive to enable the Corporation to continue to attract talented individuals. The Chief Executive Officer meets with the Compensation Committee annually to receive their recommendations. All final decisions require Board approval.

It is the policy of the Corporation to compensate its management, including the Chief Executive Officer, for performance using three forms of remuneration: base salary, cash bonus and stock option grants. Base salary is determined largely by reference to market conditions, following a review of comparable compensation packages for the position, together with an assessment of the responsibility and experience required for the position to ensure that it reflects the contribution expected from each member of management. Annual incentive cash and stock option awards will provide the opportunity for cash compensation and enhanced share value based upon exceptional individual and departmental performance, and the overall success of the Corporation in any given year. Information regarding comparable salaries and overall compensation is derived from the knowledge and experience of the members of the Committee and from certain public information.

Performance Graph

The common shares of the Corporation currently trade on the TSX under the symbol “BZA”. The common shares of the Corporation were listed on the TSX Venture Exchange before the Plan of Arrangement among American Bonanza Gold Mining Corp., International Taurus Resources Inc. and Fairstar Explorations Inc. (full disclosure of the Plan of Arrangement can be found on www.sedar.com). On March 31, 2005, the Corporation’s shares were listed and posted for trading on the TSX.

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Corporation on December 31, 2002 with the cumulative total return of the S&P/TSX Small Cap Total Return Index for the period from December 31, 2002 to December 31, 2007. The Common share performance as set out in the graph does not necessarily indicate future price performance.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, senior officer or executive officer, nor any proposed nominee for director, nor any associate of any of them, has been indebted to the Corporation at any time during the previous fiscal year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as described herein, no director, nominee for director, senior officer or principal Shareholder of the Corporation, or any associate or affiliate of such person, has any material interest, direct or indirect, in any material transaction since the commencement of the Corporation’s last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. See also “Executive Compensation”.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Corporation, no management nominee for election as a director of the Corporation, none of the persons who have been directors or senior officers of the Corporation since the commencement of the Corporation’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

MANAGEMENT CONTRACTS

The management functions of the Corporation are performed by the Corporation’s directors and senior officers and the Corporation has no management agreements or arrangements under which such management functions are performed by persons other than the directors and senior officers of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

The following Corporate Governance Disclosure meets the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices, applicable to issuers whose securities are listed on the TSX.

Board of Directors

NP58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With four of the six current directors considered independent, the Board of Directors is currently composed of a majority of independent Directors. The four independent Directors are Robert McKnight, Ronald Netolitzky, Donald Lay and James Bagwell. Brian Kirwin and Giulio Bonifacio are Executive Officers of the Corporation and are therefore not independent directors. Certain Directors are presently a director of one or more other reporting issuers, as follows:

Name of Director/Officer	Corporation
Robert McKnight	Yukon Zinc Corporation Savant Explorations Ltd. Selwyn Resources Ltd.
Giulio Bonifacio	Earthworks Industries Inc. Mesa Uranium Corp. Nevada Copper Corp.
Brian Kirwin	Mesa Uranium Corp. Nevada Copper Corp.
Ronald Netolitzky	Aurcana Corp
Brett Resources Inc.
Canadian Gold Hunter
Copper Canyon Resources
Eagle Plain Resources Ltd.
Golden Band Resources Inc.
Strongbow Resources Inc.
Santoy Resources Ltd.
Skeena Resources Limited
Solomon Resources Ltd.
Donald Lay	Medallion Resources Ltd. Contec Innovations Inc.

There were two in-person meetings and seven telephone meetings of the Board during 2007. Directors’ attendance was as follows:

Directors	In-Person Meetings Attended
Robert McKnight	2
Giulio Bonifacio	2
Brian Kirwin	2
Ronald Netolitzky	2
Donald Lay	2
James F. Bagwell	2

Additional resolutions were passed during 2007 by telephone Board Meetings and by way of Director’s Resolutions and consented to in writing.

Mandate of the Board of Directors

The Board of Directors of the Corporation manage or supervise the management of the affairs and business of the Corporation pursuant to the powers vested in the Board of Directors by the Business Corporations Act (British Columbia), the Notice of Articles and Articles of the Corporation and all other statutory and legal requirements generally applicable to the directors of a business corporation that is also a “reporting issuer” under applicable securities legislation. Management is responsible for the day-to-day operation of the business and affairs of the Corporation

1.	Director Responsibilities

Oversee Management of the Corporation. The principal responsibilities of the directors are to oversee the management of the Corporation and, in so doing, serve the best interests of the Corporation on behalf of its shareholders. These responsibilities require that the directors attend to the following:

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review and approve on a regular basis, and as the need arises, fundamental operating, financial, and other strategic corporate plans which take into account, among other things, the opportunities and risks of the business;

	•	evaluate the performance of the Corporation, including the appropriate use of corporate resources;

	•	evaluate the performance of, and oversee the progress and development of, senior management and take appropriate action, such as promotion, change in responsibility and termination;

	•	implement senior management succession plans;

	•	evaluate the Corporation’s compensation programs;

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establish a corporate environment that promotes timely and effective disclosure (including appropriate controls, procedures and incentives), fiscal accountability, high ethical standards and compliance with applicable laws and industry and community standards;

	•	evaluate the Corporation’s systems to identify and manage the risks faced by the Corporation;

	•	review and decide upon material transactions and commitments;

	•	develop a corporate governance structure that allows and encourages the Board to fulfill its responsibilities;

	•	provide assistance to the Corporation’s senior management, including guidance on those matters that require Board involvement; and

	•	evaluate the overall effectiveness of the Board and its committees.

Exercise Business Judgment. In discharging their fiduciary duties of care, loyalty and candor, directors are expected to exercise their business judgment to act in what they reasonably and honestly believe to be the best interests of the Corporation and its shareholders free from personal interests. In discharging their duties, when appropriate, the directors normally are entitled to rely on the Corporation’s senior executives and its outside advisors, auditors and legal counsel but also should consider second opinions where circumstances warrant.

Understand the Corporation and its Business. Directors are expected to become and remain informed about the Corporation and its business, properties, risks and prospects.

Establish Effective Systems. Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Corporation. Directors should also provide for periodic reviews of the integrity of the Corporation’s internal controls and management information systems.

Protect Confidentiality and Proprietary Information. Directors are responsible for establishing policies that are intended to protect the Corporation’s confidential and proprietary information from unauthorized or inappropriate disclosure. Likewise, all discussions and proceedings of the Board of Directors must be treated as strictly confidential and privileged to preserve open discussions between directors and to protect the confidentiality of Board discussions.

Board, Committee and Shareholder Meetings. Directors are responsible for attending Board meetings and meetings of committees on which they serve. They must devote the time needed, and meet as frequently as necessary, to properly discharge their responsibilities.

Indemnification. The directors are entitled to indemnification from the Corporation in the circumstances permitted by applicable law and, when available on reasonable terms, directors’ and officers’ liability insurance.

2.	Director Qualification Standards

Independence. The Board will ensure it has at all times at least the minimum number of the members of the Board who meet applicable standards of director independence. For members of the Audit Committee, director independence is to be determined in accordance with those legal and stock exchange independence standards applicable to the Corporation’s Audit Committee. Those standards are appended to the Audit Committee Charter. For other purposes, the Board will, from time to time, establish independence standards that (i) comply with applicable legal and stock exchange requirements and (ii) are designed to ensure that the director does not have, directly or indirectly, a financial, legal or other relationship with the Corporation that would reasonably interfere with the exercise of independent judgment in carrying out the responsibilities of the director.

Size and Skills of Board. The Board believes that a Board comprised of 5 to 9 members is an appropriate size given the Corporation’s present circumstances. The Board also believes that at least three, and preferably more than 50%, of the directors should be independent under the standards currently in effect, of which at least three members must also meet the standards applicable to the Audit Committee. The Board will also consider the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each director.

Other Directorships. The Board does not believe that its members should be prohibited or discouraged from serving on boards of other organizations, and the Board does not propose any specific policies limiting such activities, providing they do not reduce a director’s effectiveness or result in a continuing conflict of interest. However, the Nominating and Governance Committee should take into account the nature of and time involved in a director’s service on other boards in evaluating the suitability of individual directors and in making its recommendations.

Tenure. The Board does not believe it should establish director term limits. Term limits could result in the loss of directors who have been able to develop, over a period of time, significant insight into the Corporation and its operations and an institutional memory that benefits the Board as well as management. As an alternative to term limits, the Nominating and Governance Committee will review each director’s continuation on the Board annually. This will allow each director the opportunity to confirm his or her desire to continue as a member of the Board and allow the Corporation to replace directors where, upon recommendation of the Nominating and Governance Committee, the Board makes a determination in that regard.

Separation of the Offices of Chairman and CEO. The Board intends to select a Chairman of the Board in a manner and upon the criteria that the Board deems appropriate at the time of selection. The Board believes the offices of Chairman of the Board and CEO should not be held by the same persons.

Selection of New Director Candidates. Except where the Corporation is legally required by contract, law or otherwise to provide third parties with the right to nominate directors, the Nominating and Governance Committee will be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board. The Nominating and Governance Committee’s recommendations will be considered by the plenary board but the recommendations are not binding upon it.

Extending the Invitation to a New Director Candidate to Join the Board. An invitation to join the Board will be extended by the Chairman of the Board when authorized by the Board.

3.	Board Meetings

Selection of Agenda Items. The Chairman of the Board shall propose an agenda for each Board meeting. Each Board member is free to request the inclusion of other agenda items and is generally free to request at any Board meeting the consideration of subjects that are not on the agenda for that meeting, although voting on matters so raised may be deferred to another meeting to permit proper preparation for a vote on an unscheduled matter (emergencies excepted).

Frequency and Length of Meetings. The Chairman of the Board, in consultation with the members of the Board, will normally determine the frequency and length of Board meetings, however, the ultimate power in this regard rests with the plenary Board. Special meetings may be called from time to time as required to address the needs of the Corporation’s business.

Advance Distribution of Materials. Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting will normally be distributed in writing to the directors reasonably before the meeting (with a goal of 2 to 4 days) and directors should review these materials in advance of the meeting. The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of a very time- sensitive nature and that the distribution of materials on these matters before the meeting may not be practicable.

Meetings of Independent Board Members. The independent members of the Board intend to meet without non-independent directors and members of management, on a periodic basis. As at the date of this Information Circular, the Independent Board Members have not yet met.

4.	Board Committees

Key Committees. The Board will at all times have an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Each such committee will have a charter that has been approved by the Board The Board may, from time to time, establish or maintain additional committees or subcommittees as it deems necessary.

Committee Charters. The charters of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee will set forth the purposes, goals and responsibilities of the committees. The Board will, from time to time as it deems appropriate, but at least annually, review and reassess the adequacy of each charter and make appropriate changes. Each charter must address those matters required by applicable laws and stock exchange rules.

Assignment of Committee Members. The Nominating and Governance Committee will be responsible for recommending to the Board the persons to be appointed to each committee of the Board. All members of the Audit Committee must meet the independence standards applicable to the Audit Committee. A majority of the members of the Compensation Committee and the Nominating and Governance Committee must be “independent directors” in accordance with the director independence standards, unless the Board should otherwise determine. The Audit, Compensation and Nominating and Governance Committees will have a minimum of three directors. Other committees shall have at least one member or the minimum number of members required by applicable law and the Corporation’s Articles.

Selection of Agenda Items. Each committee chairman, in consultation with the committee members, will develop the committee’s agenda.

Frequency of Committee Meetings. The chairman of each committee, in consultation with the committee members, will determine the frequency of the committee meetings consistent with any requirements set forth in the committee’s charter. Special meetings may be called by any member from time to time as required to address the needs of the Corporation’s business and fulfill the responsibilities of the committees.

5.	Director’s Access to Management and Independent Advisors

Access to Officers and Employees. All directors have at all reasonable times and on reasonable notice, full and free access to officers and employees of the Corporation. Any meetings or contacts that a director wishes to initiate should normally be arranged though the CEO or the CFO. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Corporation. The directors are normally expected to provide a copy or otherwise inform the CEO of any communication between a director and an officer or employee of the Corporation.

Access to Independent Advisors. The Board and each committee shall have the power to hire and consult with independent legal, financial or other advisors for the benefit of the Board or such committee, as they may deem necessary, without consulting or obtaining the approval of any officer of the Corporation. Such independent advisors may be the regular advisors to the Corporation. The Board or any such committee is empowered, without further action by the

Corporation, to cause the Corporation to pay the appropriate compensation of such advisors as established by the Board or any such committee.

6.	Director Compensation

Role of Board and Compensation Committee. The form and amount of director compensation will be recommended by the Compensation Committee and approved by the Board in accordance with the general principles set forth herein and in the Compensation Committee Charter. The Compensation Committee will also conduct an annual review of the compensation of the Corporation’s directors and make recommendations to the Board.

Form of Compensation. The Board believes that directors should be provided with incentives to focus on long-term shareholder value. The Board believes that including equity options as part of director compensation helps align the interest of directors with those of the Corporation’s shareholders.

Amount of Compensation. The Corporation seeks to attract exceptional talent to its Board. Therefore, the Corporation’s policy is to compensate directors competitively relative to comparable companies. The Corporation’s management will, from time to time, present a report to the Compensation Committee comparing the Corporation’s director compensation with that of comparable companies. The Board believes that it is appropriate for the Chairman of the Board and the chairmen of the committees, if not members of management, to receive additional compensation for their additional duties in these positions. Directors who are also employees of the Corporation may receive additional compensation for Board or committee service if they are not already compensated at full industry rates in their capacities as employees.

7.	Director Orientation and Continuing Education

Director Orientation. The Board and the Corporation’s senior management will conduct orientation programs for new directors. The orientation programs will include presentations by management to familiarize new directors with the Corporation’s projects, strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct and ethics, its principal officers, its internal and independent auditors and its outside legal advisors. In addition, the orientation program will include a review of the Corporation’s expectations of its directors in terms of time and effort, a review of the directors’ fiduciary duties and visits to Company headquarters and, to the extent practical, certain of the Corporation’s significant facilities.

Continuing Education. To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Corporation will provide the directors with suggestions to undertake continuing director education, the cost of which will be borne by the Corporation.

8.	Management Evaluation and Succession and Executive Compensation

Selection of CEO. The Board selects the Corporation’s CEO in the manner that it determines to be in the best interests of the Corporation. The Board, together with the CEO, will develop a clear position description for the CEO. The board will also develop the corporate goals and objectives that the CEO is responsible for meeting.

Evaluation of Senior Management. The Compensation Committee will be responsible for overseeing the evaluation of the CEO. The Compensation Committee will determine the nature and frequency of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the performance of the CEO, to be discussed with the Board. The Board will review the assessment to ensure that the CEO is providing the best leadership for the Corporation over the long- and short-term. The Compensation Committee will also discuss with the Board the recommendations of the CEO with regards to the compensation of the other members of senior management.

Succession of Senior Management. The Compensation Committee will be responsible for overseeing an annual evaluation of senior management succession planning.

Expectations of Senior Management. The Board will establish, and review on an annual basis, its expectations for senior management generally.

Executive Compensation. Compensation of the CEO must be determined, or recommended to the Board for determination, by the Compensation Committee. The CEO must not be present during voting or deliberations. Compensation for all other members of senior management must be determined, or recommended to the Board for determination, by the Compensation Committee.

9.	Code of Ethics

The Board of Directors, on the recommendation of the Nominating and Corporate Governance Committee, has adopted a Code of Ethics which applies to the employees, officers and directors of the Corporation. The Code of Ethics meets the definition and coverage of a “code of ethics” under Item 16.B of SEC Form 20-F, as amended, and other applicable laws and regulations.

10.	Annual Performance Evaluation of the Board

The Nominating and Governance Committee will oversee an annual self-evaluation of the Board to determine whether it and its committees are functioning effectively. The Nominating and Governance Committee will determine the nature of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the Board’s performance. This evaluation will be discussed by the Board.

11.	Board Interaction with Shareholders, Institutional Investors, the Press, Customers, etc.

The Board believes that the CEO and his or her designees should normally speak for the Corporation. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Corporation. It is, however, expected that Board members would do so with the knowledge of and, absent unusual circumstances or as contemplated by the committee charters, only at the request of the Corporation’s senior executives.

The Board will give appropriate attention to written communications that are submitted by shareholders and other interested parties, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by the committee charters, the Chairman of the Board monitors communications from shareholders and other interested parties, and will provide copies or summaries of such communications to the other directors as he or she considers appropriate.

12.	Periodic Review of the Corporate Governance Guidelines

The Board will, from time to time, with or without recommendations of the Nominating and Governance Committee, review and reassess the adequacy of these Guidelines and consider any proposed changes.

AUDIT COMMITTEE DISCLOSURE

Information required by Multilateral Instrument 52-110, Audit Committees, is presented in the Corporation’s Form 20-F which is filed on www.sedar.com.

AUDIT COMMITTEE CHARTER

The Corporation’s audit committee is governed by a written charter that sets out its mandate and responsibilities. A copy of the audit committee charter is set out in the Corporation’s Information Circular prepared for the Corporation’s June 8, 2007 annual general meeting and filed on Sedar on May 14, 2007.

PARTICULARS OF MATTERS TO BE ACTED UPON

Share Option Plan

A share option plan (the “Plan”) was approved by the shareholders on March 24, 2005. The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation. Under the Plan, a number of shares equal to 10% of the outstanding shares of the Corporation from time to time will be available for share incentive options to be granted at the discretion of the Corporation’s board of directors. The material terms of the Plan are as follows:

(i)           Eligible Optionees

To be eligible for the issuance of a stock option under the Plan an optionee must either be a director, employee (including an officer), consultant or a company owned by an employee, director or consultant at the time the option is granted.

Options may be granted only to an individual or to a company that is owned by individuals eligible for an option grant. If the option is granted to a company, the company must undertake that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX.

(ii)          Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)           all options granted under the Plan are non-assignable and non-transferable and can be exercised for up to a period of five (5) years;

(b)           an option granted to an optionee who dies while being entitled to exercise an option under the Plan can be exercised by the optionee’s lawful representatives within a period of one year from the date the optionee dies unless the option expires sooner in which case the option must be exercised prior to its expiry date. The Plan provides that, subject to regulatory approvals, the directors may extend this exercise period;

(c)           if an optionee ceases to be employed by or to provide services to Corporation or ceases to act as a director or officer of Corporation or a subsidiary of Corporation, except in the event of the death of the optionee, any option held by such optionee immediately terminates and ceases to be exercisable;

(d)           the per-share exercise price of each option granted will be not less than the market price of a Common Share on the date an option is granted.

(e)           other than consultants, no optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of Corporation. This figure is reduced to 2% for consultants;

(f)           options granted under the Plan will vest and be cumulatively exercisable in installments at a rate to be fixed by the directors of the Corporation. Vesting is generally subject to an optionee remaining in the capacity of an optionee during the vesting period;

(g)           the Plan and options granted thereunder may be amended by the directors without further shareholder approval, provided such amendments are on terms no more favorable

(h)           the Corporation will be required to obtain disinterested shareholder approval (described below) if:

(i)           the number of options granted to Insiders of Corporation, when combined with all other security compensation arrangements of Corporation, could exceed 10% of Corporation’s outstanding listed shares; and

 (ii)          for any amendment to an option held by an insider.

Under the rules of the TSX, listed companies with stock option plans that reserve a percentage of the issued and outstanding voting securities in the capital stock of the listed company from time to time for the issuance of options pursuant to the listed company’s stock option plan, must have the continuation of the plan approved at every third annual general meeting of the shareholders of the listed company.

All previously allocated options will continue unaffected by approval or disapproval of the resolution. All previously granted options will not be available for re-allocation if the options are cancelled prior to the exercise.

A copy of the Plan will be available for inspection at the Meeting.

At the Meeting, shareholders will be asked to vote on the following ordinary resolution, with or without variation:

“Resolved that:

(a)           all unallocated options issuable pursuant to the Plan are hereby approved and authorized until June 24, 2011;

(b)           any one or more of the directors and officers of the Corporation be authorized to perform all such acts, deeds and things and execute, under seal of the Corporation or otherwise, all such documents as may be required to give effect to this resolution.”

ADDITONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Shareholders may contact the Corporation at Suite 305, 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, telephone: 604-688-7523, to request copies of the Corporation’s financial statements and MD&A. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year.

BY ORDER OF THE BOARD OF DIRECTORS

“Catherine Tanaka”

Corporate Secretary